# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: El Pollo Loco Holdings, Inc., CIK 0001606366
CUSIP: 268603107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3535 HARBOR BOULEVARD, SUITE 100, COSTA MESA, California (CA), 92626
Date of event which requires filing of this statement: 01/23/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001334429
Persons authorized to receive notices and communications: Sardar Biglari, Biglari Capital Corp., 19100 Ridgewood Pkwy, Suite 1200, San Antonio, Texas (TX), 78259, 210-344-3400; Michael Neidell, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- BIGLARI, SARDAR (CIK 0001334430): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 4,489,247; shared voting power 0; sole dispositive power 4,489,247; shared dispositive power 0; aggregate amount beneficially owned 4,489,247 (14.99% of the class)
- BIGLARI CAPITAL CORP. (CIK 0001334429): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 4,000,000; shared voting power 0; sole dispositive power 4,000,000; shared dispositive power 0; aggregate amount beneficially owned 4,000,000 (13.4% of the class)
- LION FUND II, L.P. (CIK 0001580602): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 4,000,000; shared voting power 0; sole dispositive power 4,000,000; shared dispositive power 0; aggregate amount beneficially owned 4,000,000 (13.4% of the class)
- First Guard Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Arizona (AZ); source of funds: working capital (WC); sole voting power 120,000; shared voting power 0; sole dispositive power 120,000; shared dispositive power 0; aggregate amount beneficially owned 120,000 (0% of the class)
- Biglari Reinsurance Ltd. (CIK 0002035328): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC), other (OO); sole voting power 489,247; shared voting power 0; sole dispositive power 489,247; shared dispositive power 0; aggregate amount beneficially owned 489,247 (1.6% of the class)
- Biglari Insurance Group Inc. (CIK 0002034968): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 489,247; shared voting power 0; sole dispositive power 489,247; shared dispositive power 0; aggregate amount beneficially owned 489,247 (1.6% of the class)
- Biglari Holdings Inc. (CIK 0001726173): type of reporting person: corporation (CO); citizenship or place of organization: Indiana (IN); source of funds: other (OO); sole voting power 489,247; shared voting power 0; sole dispositive power 489,247; shared dispositive power 0; aggregate amount beneficially owned 489,247 (1.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: El Pollo Loco Holdings, Inc.
Address of issuer's principal executive offices: 3535 HARBOR BOULEVARD, SUITE 100, COSTA MESA, California (CA), 92626

## Item 2. Identity and Background
Name of person filing:
This statement is filed by Sardar Biglari, Biglari Capital Corp., a Texas limited liability company ("BCC"), The Lion Fund II, L.P., a Delaware limited partnership ("The Lion Fund II"), First Guard Insurance Company, an Arizona corporation ("First Guard"), Biglari Reinsurance Ltd., a Bermuda corporation ("Biglari Reinsurance"), Biglari Insurance Group Inc., a Delaware corporation ("Biglari Insurance"), and Biglari Holdings Inc., an Indiana corporation ("Biglari Holdings"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

BCC is the general partner of The Lion Fund II. Sardar Biglari is the Chairman and Chief Executive Officer of BCC and has investment discretion over the securities owned by The Lion Fund II. By virtue of these relationships, Sardar Biglari and BCC may be deemed to beneficially own the shares of the Issuer's Common Stock, par value $0.01 per share (the "Shares"), owned directly by The Lion Fund II.

Biglari Reinsurance is the direct parent company of First Guard. Biglari Insurance is the direct parent company of Biglari Reinsurance. Biglari Holdings is the direct parent company of Biglari Insurance. Sardar Biglari is the Chairman and Chief Executive Officer of Biglari Holdings and has investment discretion over the securities owned by each of First Guard and Biglari Reinsurance. By virtue of these relationships, Biglari Reinsurance, Biglari Insurance, Biglari Holdings and Sardar Biglari may be deemed to beneficially own the Shares owned directly by First Guard, and Biglari Insurance, Biglari Holdings and Sardar Biglari may be deemed to beneficially own the Shares owned directly by Biglari Reinsurance.

Set forth on Exhibit 1 annexed hereto ("Exhibit 1") is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of each of First Guard, Biglari Reinsurance, Biglari Insurance and Biglari Holdings. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, other than Mr. Biglari, none of the persons listed on Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address: The principal business address of each of Sardar Biglari, BCC, The Lion Fund II, Biglari Insurance, and Biglari Holdings is 19100 Ridgewood Parkway, Suite 1200, San Antonio, Texas 78259. The principal business address of First Guard is 240 Nokomis Ave S., Venice, Florida 34285. The principal business address of Biglari Reinsurance is 141 Front St., Hamilton HM 19, Bermuda.
Present principal occupation or employment: The principal occupation of Sardar Biglari is serving as Chairman and Chief Executive Officer of Biglari Holdings and BCC. The principal business of BCC is serving as the general partner of The Lion Fund II and The Lion Fund, L.P. The principal business of The Lion Fund II is purchasing, holding and selling securities for investment purposes. The principal business of First Guard is serving as a direct underwriter of commercial truck insurance. The principal business of Biglari Reinsurance is serving as the direct parent of each of First Guard and Southern Pioneer Property and Casualty Insurance Company. The principal business of Biglari Insurance is serving as the direct parent of Biglari Reinsurance. The principal business of Biglari Holdings is serving as a holding company owning subsidiaries engaged in a number of diverse business activities, including property and casualty insurance, licensing and media, restaurants, and oil and gas.
Criminal convictions in the last five years: No Reporting Person or any person listed on Exhibit 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person or any person listed on Exhibit 1 has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Biglari is a citizen of the United States of America. BCC is organized under the laws of the State of Texas. The Lion Fund II is organized under the laws of the State of Delaware. First Guard is organized under the laws of the State of Arizona. Biglari Reinsurance is organized under the laws of Bermuda. Biglari Insurance is organized under the laws of the State of Delaware. Biglari Holdings is organized under the laws of the State of Indiana. The citizenships of the persons listed on Exhibit 1 are set forth thereon.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The aggregate purchase price of the 4,000,000 Shares owned directly by The Lion Fund II is approximately $39,571,204. The Shares purchased by The Lion Fund II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 120,000 Shares owned directly by First Guard is approximately $1,223,056. The Shares purchased by First Guard were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 369,247 Shares owned directly by Biglari Reinsurance is approximately $4,861,578. The Shares purchased by Biglari Reinsurance were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person will seek to engage in a dialogue with the Issuer's Board of Directors (the "Board") and management about profitable opportunities, including transactions in which the Reporting Persons may seek to potentially participate as an acquirer, investor or financing source. The Reporting Persons may also seek to communicate with shareholders and other third parties about such transactions.

The Reporting Persons may consider, explore or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, potential changes in the Issuer's operations, organizational documents, composition of the Board, ownership, capital or corporate structure, sale transactions, dividend policy, and plans. The Reporting Persons intend to communicate with the Issuer's management and Board about, and may enter into negotiations and agreements with them regarding, the foregoing and a broad range of operational matters and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons may change their intentions with respect to any and all matters referred to in this Item 4. They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 29,939,226 Shares outstanding as of October 25, 2024, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2024.

As of the close of business on January 27, 2025, The Lion Fund II owned directly 4,000,000 Shares, constituting approximately 13.4% of the Shares outstanding. By virtue of their relationships with The Lion Fund II, each of Sardar Biglari and BCC may be deemed to beneficially own the Shares owned by The Lion Fund II.

As of the close of business on January 27, 2025, First Guard owned directly 120,000 Shares, constituting less than 1% of the Shares outstanding. By virtue of their relationships with First Guard, each of Sardar Biglari, Biglari Reinsurance, Biglari Insurance, and Biglari Holdings may be deemed to beneficially own the Shares owned directly by First Guard.

As of the close of business on January 27, 2025, Biglari Reinsurance owned directly 369,247 Shares, constituting 1.2% of the Shares outstanding, and together with the 120,000 Shares owned directly by First Guard, constituting 1.6% of the Shares outstanding. By virtue of their relationships with Biglari Reinsurance, each of Sardar Biglari, Biglari Insurance, and Biglari Holdings may be deemed to beneficially own the Shares owned directly by Biglari Reinsurance.

An aggregate of 4,489,247 Shares, constituting approximately 14.99% of the Shares outstanding, are reported by the Reporting Persons in this statement.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: By virtue of his relationships with the other Reporting Persons, Sardar Biglari may be deemed to have the sole power to vote and dispose of the 4,489,247 Shares owned directly by The Lion Fund II, First Guard, and Biglari Reinsurance in the aggregate.
Transactions in the class effected during the past sixty days: There have been no transactions in securities of the Issuer by the Reporting Persons during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On January 27, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Directors and Executive Officers.

99.1 - Joint Filing Agreement by and among the Reporting Persons, dated January 27, 2025.

## Signatures
- BIGLARI, SARDAR: /s/ Sardar Biglari, Sardar Biglari (01/27/2025)
- BIGLARI CAPITAL CORP.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer (01/27/2025)
- LION FUND II, L.P.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer of Biglari Capital Corp., its general partner (01/27/2025)
- First Guard Insurance Company: /s/ Sardar Biglari, Sardar Biglari, Authorized Signatory (01/27/2025)
- Biglari Reinsurance Ltd.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer (01/27/2025)
- Biglari Insurance Group Inc.: /s/ Sardar Biglari, Sardar Biglari, Chairman of the Board (01/27/2025)
- Biglari Holdings Inc.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer (01/27/2025)